lululemon athletica inc. has claimed confidential treatment
for portions of this letter in accordance with 17 C.F.R. § 200.83.

July 13, 2017

Via EDGAR

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 2561
Washington, DC 20549

Re:	lululemon athletica inc.
Form 10-K for the Fiscal Year Ended January 29, 2017
Filed March 29, 2017
File No. 001-33608

Dear Mr. Arakawa:
This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended January 29, 2017 (filed March 29, 2017) (the “2016 Form 10-K”), as set forth in your letter to the Company delivered June 29, 2017. For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each comment.
Form 10-K for the Fiscal Year Ended January 29, 2017
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Comparison of Fiscal 2016 to Fiscal 2015
Income Tax Expense, page 24

1.
We note your disclosures in Note 15 indicate that you experienced a significant increase in pre-tax foreign income in fiscal 2016 while your domestic income before tax has declined over the past three years. Please explain the cause of the increase in your foreign income and the domestic loss of $30,955 in fiscal 2016 when 74% of your revenue is domestic. Please also explain how the effective tax rate was impacted by the mix of foreign and domestic income/(loss), including the impact of any intercompany agreements such as the effect of your Advance Pricing Arrangement on your foreign tax rate differential adjustment. Please expand your disclosure in management’s discussion and analysis to describe any expectations about trends that may impact your current or future tax expense. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Company Response:
Foreign and domestic pre-tax income/(loss)
The Company respectfully advises the Staff that the increase in foreign pre-tax income and the decrease in domestic pre-tax income in fiscal 2016 was primarily the result of the finalization of the Company’s Advanced Pricing Arrangement (“the APA”) between the Internal Revenue Service (“IRS”) and the Canada Revenue Agency (“CRA”) in fiscal 2016.
The APA determines the amount of pre-tax income of the Company’s subsidiary, lululemon usa inc. (“LUI”). [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.] The APA applies retrospectively, and the pre-tax income recognized by LUI for fiscal 2011 through fiscal 2015 was higher than the amount required under the finalized APA. In accordance with the terms of the APA, the adjustments necessary to reflect the reduction in operating income for fiscal 2011 through fiscal 2015 must be recorded by way of a cumulative catchup reduction in the pre-tax income of LUI in fiscal 2016. As a result, the Company’s domestic pre-tax income for fiscal 2016 was reduced by $129.9 million.
In order to reflect the required cumulative catchup adjustment, LUI recorded a reduction in pre-tax income and an intercompany payable to the Company’s Canadian subsidiary, lululemon athletica canada inc. (“LACI”). LACI recorded a corresponding increase in pre-tax income and an intercompany receivable from LUI, resulting in an increase in the Company’s foreign pre-tax income for fiscal 2016.
Set forth below is an illustrative example of the Company’s proposed disclosure in future filings. The proposed disclosure underlined below represents substantially the nature and form of the disclosure the Company would add to Note 15 to the consolidated financial statements included in Item 8, based on the disclosure in the 2016 Form 10-K.
Transfer pricing adjustments, net
…
In accordance with the terms of the APA, the adjustments necessary to reflect the reduction in pre-tax income in the United States for fiscal 2011 to fiscal 2015 were recorded by way of a cumulative catchup reduction in pre-tax income in fiscal 2016. This resulted in a decrease in a domestic pre-tax income/(loss) of $129.9 million and a corresponding increase in foreign pre-tax income in the year ended January 31, 2017.
…

Mix of foreign and domestic earnings and tax rate differentials
The Company’s transfer pricing arrangements, such as the APA, and the corresponding intercompany agreements, impact the amount of income allocable to each tax jurisdiction. The amount of income in each respective jurisdiction, and the associated income tax rates in the different jurisdictions, impacts the Company’s effective tax rate.
The Company disclosed the impact that foreign tax rate differentials had on the Company’s effective tax rate in the reconciliation table between the effective and statutory tax rates included in Note 15 to the 2016 Form 10-K (page 59). The Company also separately disclosed in this table the impact that the finalization of the APA had on the Company’s effective tax rate in each year. The foreign tax rate differential line on the effective tax rate reconciliation table does not include the impact that the finalization of the APA had on the Company’s effective tax rate.
The Company believes that in accordance with ASC 740-10-50-12 and Rule 4-08(h)(2) of Regulation S-X that it is appropriate to separately disclose the impact that the APA adjustments had on the Company’s effective tax rates because they are separate and distinct, and qualitatively different than, other underlying causes for differences in effective tax rates, such as the foreign tax differentials driven by the mix of the current year’s foreign and domestic pre-tax income/(loss).
Management’s discussion and analysis
Management’s discussion and analysis in the 2016 Form 10-K refers the reader to Note 15 of the consolidated financial statements. This note includes further disclosure as to the nature of certain specific items which impacted the Company’s income tax expense and its effective tax rate in each of the fiscal years presented, specifically including certain transfer pricing adjustments, repatriation tax charges and associated foreign tax credit calculations.
The Company respectfully advises the Staff that the income tax adjustments arising through the finalization of the APA, including the significant decrease in domestic pre-tax income/(loss) in fiscal 2016, are not a trend which it expects to impact the Company’s tax expense or effective tax rate in future periods. Similarly, the Company has no intention or expectation to repatriate any further earnings to the U.S. parent entity and does not anticipate paying any further repatriation related taxes.
The Company provided disclosure of the Company’s effective tax rate excluding the APA related adjustments, repatriation tax charges, and associated foreign tax credit adjustments since it does not believe these historic adjustments to be indicative of the underlying trend in the Company’s effective tax rate. The adjusted tax rate disclosure enables historic comparability on a consistent basis, and the Company believes this provides a better indication of the trend in the Company’s effective tax rate and income tax expense.
The effective tax rate reconciliation table included in Note 15 to the consolidated financial statements provides disclosure with respect to the underlying factors which contributed to the change in the Company’s effective tax rate for each of the years presented. The Company acknowledges the Staff’s comment and will ensure that its future periodic reports include further discussion and analysis of any significant changes in these underlying factors, including discussion of any trends which it anticipates will impact its income tax expense and effective tax rate in future periods.
Non-GAAP Financial Measures
Effective tax rate and diluted earnings per share, excluding tax and related interest adjustments, page 29

2.
We note you have adjusted the effective tax rate and diluted earnings per share to exclude certain tax and related interest adjustments. From your disclosure on page 59, it appears these adjustments are related to tax on transfer pricing adjustments, repatriation of foreign earnings and foreign tax credits. Please explain why you believe these adjustments are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations issued on May 17, 2016. Additionally, please clarify your disclosure to explain in greater detail the reasons why you believe these measures provide useful information to investors. Please refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response: The Company respectfully submits that the adjustments made to the Company’s effective tax rate and earnings per share measures do not represent normal, recurring, cash operating expenses necessary to operate its business.
The negotiation and finalization of the Company’s APA resulted in a reduction in the Company’s income tax expense in both fiscal 2015 and 2016, and ultimately resulted in a net income tax recovery for overpayment of taxes in prior years. The APA is effective until the end of fiscal 2020 and provides the Company with greater certainty with respect to the amount of income tax payable in the United States and Canada. The Company does not expect similar net recoveries to recur in future periods, does not believe the income tax recovery represents a normal operating expense.
The repatriation tax charges and associated foreign tax credit adjustments are unrelated to the operating performance of the Company. As discussed further below, the distributions which were paid in fiscal 2014 and 2016 arose as a result of unforeseen changes in circumstances which the Company does not expect to recur. Further, the Company does not have any intention or expectation to repatriate any further earnings to the U.S. parent entity and does not anticipate paying any further repatriation related taxes.
The Company respectfully advises the Staff that it does not believe that the effective tax rate including these adjustments reflects the underlying trend in the Company’s tax rate nor does it accurately reflect the Company’s expectations for its effective tax rate in future periods. The Company disclosed the effective tax rate excluding these items in order to enable greater historic comparability, to provide a better indication of the underlying trend in the Company’s tax rates, and to provide a clearer indication as to the Company’s expectation with respect to its effective tax rates in future periods.
Similarly, the Company presented a non-GAAP adjusted earnings per share measure which excludes these items in order to enable greater historic comparability and to provide a better indication of the underlying trend in the Company’s earnings. The GAAP earnings per share measures show a 33% increase in earnings per share from fiscal 2014 to fiscal 2016, whereas the non-GAAP adjusted earnings per share measures show a 13% increase over the same period. The Company does not believe the trend in earnings per share on a GAAP basis provides a true indication of the underlying trend in the earnings growth of the Company.
Set forth below is an illustrative example of the Company’s proposed disclosure in future filings. In response to the Staff’s comment, the proposed disclosure underlined below represents substantially the nature and form of the disclosure the Company would add under the heading “Non-GAAP Financial Measures” in Item 7, based on the non-GAAP disclosure in the 2016 Form 10-K.

Non-GAAP Financial Measures
…
We disclose the effective tax rate and diluted earnings per share excluding certain tax and related interest adjustments because we believe these measures are useful to investors as the adjustments do not directly relate to our ongoing business operations and therefore do not contribute to a meaningful evaluation of the trend in the Company’s operating performance. Furthermore, we do not believe the adjustments are reflective of the Company’s expectations of future operating performance and believe these non-GAAP measures are useful to investors because of their comparability to our historical information~~, which we believe is useful to investors~~.
…
Notes to the consolidated financial statements
15. Income Taxes, page 57

3.
We note that no deferred income taxes have been recognized on cumulative undistributed earnings of foreign subsidiaries of $866.2 million as these earnings are considered indefinitely reinvested. However, we note that you have repatriated a portion of your foreign earnings in fiscal 2015 and 2014 and also incurred domestic net loss before income taxes in fiscal 2016. Please tell us how you were able to conclude that all of your undistributed earnings of foreign subsidiaries should be considered to be indefinitely reinvested pursuant to ASC 740-30-25-17. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.

Company Response: The Company respectfully submits that there is sufficient evidence to show that the Company has the ability and intent to indefinitely reinvest the accumulated undistributed foreign earnings, such that the presumption in ASC 740-30-25-3 that the undistributed earnings will be transferred to the parent is overcome and, in accordance with ASC 740-30-25-17 and 25-18(a), no deferred tax liability should be recognized. Set forth below is background information regarding the accumulated undistributed earnings of foreign subsidiaries and the factors the Company has considered in concluding that undistributed earnings will be indefinitely reinvested.
Background
The Company respectfully advises the Staff that $852.3 million of the $866.2 million of accumulated undistributed earnings of foreign subsidiaries as of January 29, 2017 relates to LACI, the Company’s principal Canadian operating entity (also referred to as the “intermediate parent company”).
Within the group consisting of the Company and its subsidiaries, LACI is the intermediate parent company of all of the subsidiaries outside of Australia, New Zealand, and the United States. The Company expects that LACI’s subsidiaries will be a significant driver for the future growth of the Company’s operations as it invests and expands into markets where it does not have significant or mature operations. LACI is also the primary Canadian operating entity that operates the Company’s head office, employing approximately 1,500 head office employees, as well as approximately 1,800 retail employees as of January 29, 2017.

Factors Considered in Concluding Undistributed Earnings Indefinitely Reinvested
In reaching the conclusion that LACI’s undistributed earnings will be indefinitely reinvested, the Company considers, on an ongoing basis, its short term and long term capital needs; specifically, the Company evaluates its international expansion plans, Canadian expansion plans, projected working capital needs, projected head office capital investments, forecasted cash flow requirements within the United States, and other factors the Company believes are relevant, such as past history of dividend payments and other possible reasons why excess foreign earnings may be needed by the U.S. parent (for example share repurchase activity).
Past history of distributions, and future intentions
The Company considers its past history of distributions when considering whether LACI’s undistributed earnings will be indefinitely reinvested. The Company has made two distributions from LACI to the U.S. parent, the first in fiscal 2014 to fund a share repurchase program and the second in fiscal 2016 to fund the repayment of LUI’s intercompany debt to LACI which arose upon finalization of the APA.
The Company evaluated whether the decision to finance the fiscal 2014 share repurchase program with funds repatriated from LACI to the U.S. parent would impact its indefinite reinvestment assertion with respect to the remaining undistributed earnings of LACI. The Company applied the guidance in ASC 740-30-25-19. The Company’s decision to repurchase shares in fiscal 2014 was made at a time when the Company’s stock price had reached its lowest point in a number of years. The decline in stock price and share repurchase program (funded with LACI earnings) was not anticipated by the Company but rather was considered to be a change in circumstances that made it apparent that a portion of the undistributed earnings within LACI would be “remitted in the foreseeable future.”
As discussed above, the APA resulted in a reduction in LUI’s pre-tax income and an intercompany payable to LACI. The Company received communications from the IRS and CRA during fiscal 2015 which led it to believe that the ultimate outcome of the APA would result in a reduction in the pre-tax profits of LUI and would result in a significant intercompany payment from LUI to LACI, which was required to be settled shortly after the finalization of the APA. The Company considered the available sources of liquidity in the United States and it was concluded that there would be insufficient liquidity within the United States in order for LUI to be able to settle this intercompany balance by its anticipated due date and to also meet its short term working capital requirements. As a result, the Company concluded that it would be necessary for LACI to repatriate sufficient funds to the U.S. parent in order to enable it to finance the repayment of LUI’s intercompany debt to LACI. The Company applied the guidance in ASC 740-30-25-19. The change in the expected outcome of the APA was not anticipated by the Company and was considered to be a change in circumstances that made it apparent that a portion of the undistributed earnings within LACI would be “remitted in the foreseeable future.” The Company recognized a deferred tax liability for the U.S. income and applicable foreign withholding taxes on this distribution in fiscal 2015 (at the time that the communications were received from the IRS and CRA). The distribution was made in fiscal 2016 following the finalization of the APA.
The Company has no intention of making any further distributions from LACI to the U.S. parent. As outlined below the Company anticipates that it will continue to be able to finance its operations and cash flow requirements in the United States without any further distributions from LACI. The remaining $852.3 million of LACI earnings are expected to be needed to fund LACI’s growth and expansion plans as specifically outlined below.

International expansion plans
With the exception of entities in Australia, New Zealand, and the United States, LACI is the intermediate parent company of all of the subsidiaries. The Company plans that LACI will make significant equity investments in these subsidiaries, and other subsidiaries that are yet to be incorporated, to fund the Company’s expansion plans into markets outside of North America, Australia, and New Zealand.
As of January 29, 2017, LACI had subsidiaries incorporated in Denmark, France, Germany, Hong Kong, Ireland, Japan, Luxembourg, Malaysia, the Netherlands, Norway, the People’s Republic of China, Singapore, South Korea, Sweden, Switzerland, Taiwan, and the United Kingdom. The operations in these countries are in their startup phase and are expected to require significant ongoing funding as the operations are established and stores are opened. The Company is evaluating expansion into a number of other countries. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]
As of January 29, 2017, the Company operated eleven stores in Europe and eleven stores in Asia. These stores were opened during the past three years. Over the next few years the Company intends to expand its presence outside of North America and Australia, as part of its long term business strategy, which will require capital investment. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]
Canadian expansion plans
The Company has plans to open further stores in Canada, to relocate and renovate existing stores, and to implement new store designs and layouts. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]
Projected working capital needs
To support the expansion of international and Canadian operations as outlined above, the Company will require additional working capital outside of the United States in order to operate its business in these markets. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]
Projected head office capital investments
The Company’s head office is located in Vancouver, British Columbia. The vast majority of the capital and head office costs of operating the Company’s business are incurred by LACI, and this is forecasted to continue indefinitely. In addition, there are expected to be additional regional head office costs incurred by LACI’s subsidiaries as operations in Asia and Europe grow. LACI expects to fund these costs through equity investments in its subsidiaries. Over the next five years the Company expects to make significant investments in information technology as it implements new systems, and upgrades or replaces existing systems. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]
Cash flow requirements within the United States
As discussed above, the domestic pre-tax loss in fiscal 2016 resulted from the cumulative catchup reduction in the pre-tax income of LUI which was recognized in fiscal 2016 as a result of the finalization of the APA.

This domestic pre-tax loss is not a trend which the Company expects to continue and it expects that the Company will report significant domestic pre-tax profits in fiscal 2017 and beyond. Further, the finalization of the APA provides greater certainty with respect to the Company’s profitability and tax obligations within the United States through fiscal 2020.
As of January 29, 2017 the Company operated 287 stores within the United States, generating revenues of $1.7 billion. The Company expects its operations within the United States to continue to expand over the next five years. However, the Company’s forecasts show that this expansion, and its $100 million share repurchase program which was announced in December 2016, are expected to be funded by future cash flows generated through its U.S. operations, without any need for repatriation of funds from LACI. The Company notes that its cash flow forecasts also consider the liquidity which is currently available in the United States following the signing of a new revolving credit facility on December 15, 2016.
With the exception of the distribution paid to finance the cumulative catchup payment required under the APA, historically, no distributions have been needed from LACI to support the operations and growth within the United States, and while a history of not distributing foreign earnings does not serve as a replacement for specific reinvestment plans, management believes that this factor combined with the Company’s current cash flow forecasts over the next five years represents compelling evidence in support of the indefinite reinvestment assertion.
Form 10-Q for the quarter ended April 30, 2017
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 22

4.
We note that you present a full non-GAAP income statement when reconciling non- GAAP measures to the most directly comparable GAAP measures on page 24 and in your first quarter earnings release. Please reconcile without presenting a full non-GAAP income statement. See Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response: The Company acknowledges the Staff’s comment and will ensure that its future non-GAAP reconciliations in its periodic reports and earnings releases do not include a full non-GAAP income statement.
* * *

The Company appreciates the Staff’s attention to the review of the 2016 Form 10-K. Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.
Sincerely,

/s/ STUART HASELDEN
Stuart Haselden
Chief Financial Officer
lululemon athletica inc.

cc:	Ms. Myra Moosariparambil (SEC Division of Corporate Finance)
Ms. Nasreen Mohammed (SEC Division of Corporate Finance)
Mr. Laurent Potdevin (lululemon athletica inc.)
Mr. Michael Hutchings (DLA Piper LLP (US))